June 16, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. John Dana Brown

Re:	StepStone Group Inc.
Amendment No. 2 to the Draft Registration Statement on Form S-1
Submitted Confidentially February 28, 2020
CIK No. 0001796022

Dear Mr. Brown:

On behalf of StepStone Group Inc., a Delaware corporation (the “Company”), set forth below is a supplemental response to certain comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated January 14, 2020 (the “Comment Letter”) relating to the Company’s draft Registration Statement on Form S-1, CIK No. 0001796022, submitted confidentially to the Commission on December 18, 2019 (the “Draft Registration Statement”).

This supplemental response arises from our discussion with Mr. Bruce MacNeil, of the Division of Investment Management in a telephone call with Mr. MacNeil on April 22, 2020. Mr. MacNeil asked us to clarify several aspects of the response to Comment 5 of the Comment Letter, which we provided in our letter of January 31, 2020 (the “January Response Letter”). The January Response Letter set forth our analysis as to why the Company, after giving effect to the Reorganization, will not be an investment company within the meaning of section 3(a)(1)(C) of the Investment Company Act of 1940.

To facilitate your review, we have reproduced the text of Comment 5 of the Comment Letter in boldfaced print below. In addition, we have summarized Mr. MacNeil’s requests for additional information in italics, followed by the Company’s response to these requests. References to page numbers and section headings refer to page numbers and section headings in Amendment No. 2 to the Draft Registration Statement, as submitted confidentially via EDGAR on February 28, 2020 (the “Amended DRS”). Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Amended DRS or the exhibits thereto, as applicable.

U.S. Securities and Exchange Commission

June 16, 2020

If StepStone Group Inc. were deemed an “investment company,” page 55

5.

Please provide us your analysis of whether following the Reorganization you will be an investment company within the meaning of section 3(a)(1)(C) of the Investment Company Act of 1940. We note for example your discussion of the Partnership’s equity interest in its wholly-owned subsidiaries, the general partner interests of those wholly-owned subsidiaries, and StepStone Group Inc.’s managing member interest in the General Partner. We also note the Partnership’s interest in subsidiaries that are not wholly owned, as discussed on page 67.

Supplemental Responses:

(i)

Please explain to the Staff in greater detail why the special limited partner interests in the StepStone Funds held indirectly by the Company may be distinguished from ordinary limited partnership interests in the StepStone Funds.

As noted in the January Response Letter, the Partnership’s interests in the StepStone Funds are reflected in the Partnership’s balance sheet under the line item “Investments” and are further bifurcated into two sub line items, “Investment in funds” and “Accrued carried interest allocations.” “Investment in funds” consists of the Partnership’s indirect ownership (capital) interests in the StepStone Funds through affiliates of the Partnership that serve as the general partner or managing member of each of the StepStone Funds. These capital interests are not considered “investment securities” for purposes of the 40% test under Section 3(a)(1)(C) of the Investment Company Act of 1940, as amended (the “ICA”).1 “Accrued carried interest allocations” reflect the value of the performance-based capital distributions (or “carried interest”) that would be owed to the Partnership or its affiliates assuming that the StepStone Funds were liquidated as of the date of the reporting date of the balance sheet.

As noted in the January Response Letter, the interests in the StepStone Funds through which the Partnership or its affiliates are entitled to receive carried interest allocations take the form of “special limited partnership interests” (“SLP Interests”). SLP Interests differ from the ordinary limited partnership interests in the StepStone Funds held by investors in those funds in that the SLP Interests are only entitled to receive carried interest distributions and do not participate pro rata in the StepStone Funds’ returns on the same basis as the other partners in the StepStone Funds. The SLP Interests are non-transferable and issued only to affiliates of the Partnership in consideration of the Partnership’s role as the general partner or managing member of the StepStone Funds. SLP Interests are used solely as a means to track carried interest allocations separately from the rest of the economics of the investors in the StepStone Fund, providing the Partnership greater flexibility and clarity over the manner in which distributions of carried interest can be allocated among the Partnership’s personnel. The SLP is typically not required to invest capital in the funds. The SLP Interests are fundamentally different from the ordinary limited partnership interests held by investors. The SLP Interests are a component of, and akin to, the general partner interests in the StepStone Funds, because the Partnership manages the StepStone Funds itself and is not “investing” in the SLP Interests with the expectation of earning a return solely from the efforts of others.2 Consequently, based on the function, attributes and purpose of the SLP Interests, we do not consider them to be investment securities.

(ii)	Please explain to the Staff in greater detail the methodology used to value Partnership’s investments in the StepStone Funds, as reflected in the Partnership’s financial statements.

[1]

See, e.g., Williamson v. Tucker, 645 F.2d 404 (5th Cir.), cert. denied, 454 U.S. 897 (1981); Shoreline Fund L.P. and Condor Fund International, Inc., SEC No-Action Letter (Nov. 14, 1994); Scudder, Stevens, & Clarke, SEC No-Action Letter (Mar. 12, 1980); Oppenheimer Capital, L.P., SEC No-Action Letter (July 29, 1987); Albert M. Zlotnick, SEC No-Action Letter (June 9, 1986). The same conclusion has been reached with respect to managing member interests of limited liability companies. See Keith v. Black Diamond Advisors, Inc., 48 F. Supp. 2d 326, 332 (S.D.N.Y. 1999); Great Lakes Chemical Corp. v. Monsanto, 96 F. Supp. 2d 376 (D. Del. 2000); Robinson v. Glynn, 349 F.3d 166 (4th Cir. 2003); Nelson v. Stahl, 173 F. Supp. 2d 153 (S.D.N.Y. 2001).

[2]

See Securities and Exchange Commission v. W. J. Howey Co., 328 U.S. 293 (1946). See also Steinhardt Group Inc. v. Citicorp, 126 F.3d 144 (3rd Cir. 1997) (a limited partnership interest is not an investment contract under the Howey test where the limited partner retains pervasive control and is not a passive investor).

U.S. Securities and Exchange Commission

June 16 , 2020

As disclosed in the notes to the Partnership’s audited consolidated financial statements included in the Amended DRS, the value of the Partnership’s ownership interests in the StepStone Funds, as general partner or managing member of such StepStone Funds, is determined using the equity method of accounting. The carrying value is determined based on amounts invested by the Partnership, adjusted for the Partnership’s share in the earnings or losses of each StepStone Fund, after consideration of the provisions in the governing documents for the Funds that govern allocations of income or loss (including carried interest allocations), less distributions received. The Partnership’s share in the earnings and losses of the StepStone Funds includes the Partnership’s cumulative accrued carried interest allocations from the StepStone Funds, assuming the StepStone Funds were liquidated as of each reporting date, in accordance with the Funds’ governing documents. The Partnership evaluates its equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable.

The value of each of the StepStone Fund’s portfolios, upon which the value of the Partnership’s ownership interest in such Funds is based, is adjusted to reflect fair value on a quarterly basis in accordance with the Partnership’s valuation policies and procedures (the “Valuation Policy”), which are documented in the Partnership’s Compliance Manual in accordance with the requirements of Rule 206(4)-7 under the Advisers Act. In the case of each StepStone Fund that is a fund-of-funds, the Valuation Policy provides that the value of each StepStone Fund’s portfolio will be determined based primarily on the value of the capital account balances of such Fund’s investments in the underlying funds in the Fund’s portfolio. Capital account balances are provided by the managers of the underlying funds based on the fair market valuation assigned to the underlying investments, as determined by the underlying fund manager. The Valuation Policy provides that the Partnership will review an underlying fund manager’s valuation policies and methodologies for reasonableness and consistency with the principles of Accounting Standards Codification 820, Fair Value Measurement, and also provides that the capital account balances provided by the underlying fund managers may be adjusted by the Partnership in appropriate circumstances.

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U.S. Securities and Exchange Commission

June 16, 2020

Please direct any questions concerning this letter to the undersigned at (212) 351- 4034 (afabens@gibsondunn.com) or to Gregory Merz at (202) 887-3637 (gmerz@gibsondunn.com).

Very truly yours,

/s/ Andrew L. Fabens

Gibson, Dunn & Crutcher LLP

cc:	Bruce MacNeil, Division of Investment Management, Securities and Exchange Commission

Jennifer Y. Ishiguro, Chief Legal Officer and Secretary, StepStone Group Inc.

Daniel Bursky, Fried, Frank, Harris, Shriver & Jacobson LLP

Andrew Barkan, Fried, Frank, Harris, Shriver & Jacobson LLP